EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

	Year Ended December 31, (a)
	2010		2009	2008		2007		2006

Income from continuing operations before noncontrolling interests	$138,728	(b)	$135,822	$101,031		$76,079		$65,493
Add: Interest expense	69,642		82,249	85,366		93,539		69,087
Subtract: Noncontrolling interests in income of subsidiaries which have not incurred fixed charges	(1,156)		(1,217)	(1,304)		(1,407)		(1,404)
Earnings available for fixed charges	$207,214		$216,854	$185,093		$168,211		$133,176

Combined fixed charges and preferred stock dividends:
Interest incurred	$132,478		$148,345	$151,587		$142,641		$105,359
Preferred stock dividends	28,357		28,357	24,225		12,020		16,090
Preferred stock redemption charge	–		–	–		2,799		–

Total combined fixed charges and preferred stock dividends	$160,835		$176,702	$175,812		$157,460		$121,449

Ratio of earnings to combined fixed charges and preferred stock dividends (c)	1.29	(d)	1.23	1.05	(e)	1.07	(f)	1.10

(a)           Amounts disclosed for prior periods have been reclassified to conform to the current period presentation related to discontinued operations.

(b)          Income from continuing operations before noncontrolling interests for the year ended December 31, 2010 includes the gain on sales of land parcels of approximately $59.4 million.  Pursuant to the presentation and disclosure literature on gains/losses on sales or disposals by Real Estate Investment Trusts (“REITs”) and earnings per share required by the Securities Exchange Commission and the Financial Accounting Standards Board, gains or losses on sales or disposals by a REIT that do not qualify as discontinued operations are classified below income from discontinued operations in the income statement and included in the numerator for the computation of earnings per share for income from continuing operations.  The land parcels we sold during the year ended December 31, 2010 did not meet the criteria for discontinued operations since the parcels did not have any significant operations prior to disposition.  Accordingly, for the year ended December 31, 2010, we classified the $59.3 million gain on sales of land parcels below income from discontinued operations, net in the consolidated income statements, and included the gain in income from continuing operations for the computation of earnings per share.

(c)           For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges less noncontrolling interests’ in income of subsidiaries which have not incurred fixed charges.  Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(d)          Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2010 includes the effect of losses on early extinguishment of debt aggregating $45.2 million.  Excluding the impact of losses on early extinguishment of debt, the ratio of earnings to combined fixed charges and preferred stock dividends for year ended December 31, 2010 was 1.57.

(e)           Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 includes the effect of non-cash impairment charges aggregating $13.3 million for other-than-temporary declines in the fair value of certain investments.  Excluding the impact of the non-cash impairment charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 was 1.13.

(f)            Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 includes the effect of the preferred stock redemption charge. Excluding the impact of this charge, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 was 1.09.